Exhibit 99.1

AirMedia Announces Unaudited Third Quarter 2013 Financial Results

Beijing, China – November 19, 2013 – AirMedia Group Inc. (“AirMedia” or the “Company”) (Nasdaq: AMCN), a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers, today announced its unaudited financial results for the third quarter ended September 30, 2013.

Third Quarter 2013 Financial and Business Highlights

•	Total revenues decreased by 5.6% year-over-year and increased by 7.3% quarter-over-quarter to US$69.0 million. The year-over-year decrease was partially due to AirMedia’s termination of operations of certain unprofitable or low-margin contracts and China’s replacement of regular business tax with Value Added Tax (“VAT”) in Beijing, one of AirMedia’s key regions of operations.

•	Net revenues decreased by 4.6% year-over-year and increased by 7.4% quarter-over-quarter to US$68.1 million.

•	Concession fees for the third quarter of 2013 decreased by 3.9% year-over-year and by 7.8% quarter-over-quarter to US$42.8 million.

•	Net loss attributable to AirMedia’s shareholders decreased to US$3.5 million, compared to net loss attributable to AirMedia’s shareholders of US$27.3 million in the same period one year ago and net loss attributable to AirMedia’s shareholders of US$4.9 million in the previous quarter. Basic and diluted net loss attributable to AirMedia’s shareholders per American Depositary Share (“ADS”) were both US$0.06.

•	Adjusted net loss attributable to AirMedia’s shareholders (non-GAAP), which is net loss attributable to AirMedia’s shareholders excluding share-based compensation expenses, amortization of acquired and other intangible assets, impairment of goodwill and impairment of intangible assets, was US$3.1 million. Adjusted basic net loss attributable to AirMedia’s shareholders per ADS (non-GAAP), which is adjusted net loss attributable to AirMedia’s shareholders
(non-GAAP) divided by the number of ADSs outstanding, was US$0.05. Adjusted diluted net loss attributable to AirMedia’s shareholders per ADS (non-GAAP), which is adjusted net loss attributable to AirMedia’s shareholders (non-GAAP) divided by the number of ADSs outstanding as adjusted for dilution after taking into account option grants under the Company’s current Share Incentive Plan, was US$0.05.

“The robust growth of our mega-size LED screens network, our cost control strategy, and our efforts to turn around our unprofitable product lines are helping the Company to get on the right track back to profitability,” commented Mr. Herman Guo, chairman and chief executive officer of AirMedia. “Our partnership with HNA group to provide in-flight internet connectivity service and in-air multimedia platform is a significant step for us, and we expect it to become a future growth driver for the Company. We believe that in-flight internet stands for the trend of the future of in-air entertainment, and that the in-flight internet business is an excellent opportunity for our Company. We expect this strategic development to enable us to operate in a much broader territory and expand our revenue sources. We are in the process of establishing an industry development fund of in-flight internet, raising funds for such fund, and prudently selecting technical partners.”

“We are excited to see that our efforts in turning around the Company are starting to pay off. With our termination of the operations of certain unprofitable or low-margin contracts and the rapid growth of our nationwide network of mega-size LED screens, our net revenues increased by 7.4% quarter-over-quarter to US$68.1 million, while our concession fee cost decreased by 7.8%
quarter-over-quarter to US$42.8 million,” commented Mr. Henry Ho, chief financial officer of AirMedia.

Third Quarter 2013 Financial Results

Revenues

Total revenues by product line (numbers in US$ 000’s except for percentages):

	Quarter Ended September 30, 2013	% of Total Revenues	Quarter Ended June 30, 2013	% of Total Revenues	Quarter Ended September 30, 2012	% of Total Revenues	Y/Y Growth rate	Q/Q Growth rate
Air Travel Media Network	63,315	91.7%	60,712	94.3%	66,233	90.6%	-4.4%	4.3%
Digital frames in airports	39,308	56.9%	34,078	53.0%	34,993	47.9%	12.3%	15.3%
Digital TV screens in airports	3,604	5.2%	2,651	4.1%	2,740	3.7%	31.5%	35.9%
Digital TV screens on airplanes	4,436	6.4%	3,325	5.2%	6,578	9.0%	-32.6%	33.4%
Traditional media in airports	13,257	19.2%	18,459	28.7%	20,113	27.5%	-34.1%	-28.2%
Other revenues in air travel	2,710	4.0%	2,199	3.3%	1,809	2.5%	49.8%	23.2%
Gas Station Media Network	3,281	4.8%	2,236	3.5%	3,889	5.3%	-15.6%	46.7%
Other Media	2,447	3.5%	1,397	2.2%	2,984	4.1%	-18.0%	75.2%

Total revenues	69,043	100.0%	64,345	100.0%	73,106	100.0%	-5.6%	7.3%

Net revenues	68,067		63,373		71,368		-4.6%	7.4%

Total revenues for the third quarter of 2013 reached US$69.0 million, representing a year-over-year decrease of 5.6% from US$73.1 million in the same period one year ago and a quarter-over-quarter increase of 7.3% from US$64.3 million in the previous quarter. The year-over-year decrease was primarily due to decreases in revenues from digital TV screens on airplanes and traditional media in airports, which were primarily caused by AirMedia’s termination of the operations of certain unprofitable or low-margin contracts as well as China’s replacement of regular business tax with VAT in Beijing, one of AirMedia’s key regions of operations. The quarter-over-quarter increase was primarily due to increases in revenues from most product lines other than traditional media in airports, which decreased quarter-over-quarter primarily due to AirMedia’s termination of the operations of certain unprofitable or low-margin contracts.

Revenues from digital frames in airports

Revenues from digital frames in airports for the third quarter of 2013 increased by 12.3% year-over-year and by 15.3%
quarter-over-quarter to US$39.3 million. The year-over-year and quarter-over-quarter increases were primarily due to additional revenues from the rapidly growing product line of mega-size LED screens, which added operations in additional airports.

Revenues from digital TV screens in airports

Revenues from digital TV screens in airports for the third quarter of 2013 increased by 31.5% year-over-year and by 35.9%
quarter-over-quarter to US$3.6 million. The year-over-year and quarter-over-quarter increases were primarily due to the fact that several large clients allocated additional budgets to placing digital TV screen advertisements with AirMedia and increased numbers of customers in the third quarter of 2013.

Revenues from digital TV screens on airplanes

Revenues from digital TV screens on airplanes for the third quarter of 2013 decreased by 32.6% year-over-year and increased by 33.4% quarter-over-quarter to US$4.4 million. AirMedia did not renew its concession rights contract with Air China, which originally expired on December 31, 2012, until AirMedia re-obtained some advertising time on Air China’s airplanes on August 1, 2013. The year-over-year decrease of revenues from digital TV screens on airplanes was primarily due to the decrease in revenues of digital TV screens on Air China’s airplanes, which didn’t have operations for the full third quarter of 2013. The quarter-over-quarter increase of revenues from digital TV screens on airplanes was primarily due to the fact that AirMedia re-obtained some advertising time on Air China’s airplanes starting from August 1, 2013.

Revenues from traditional media in airports

Revenues from traditional media in airports for the third quarter of 2013 decreased by 34.1% year-over-year and by 28.2%
quarter-over-quarter to US$13.3 million. The year-over-year decrease was primarily due to AirMedia’s termination of certain unprofitable or low-margin contracts. AirMedia chose not to renew the concession rights contracts of most of AirMedia’s traditional media in Shenzhen Baoan International Airport at the end of 2012, the billboards and painted advertisements on the interior of the gate bridges of Terminal 3 in Beijing Capital International Airport (“Beijing Airport”) in the middle of May 2013 after the expiration of the relevant contracts and the billboards and painted advertisements on the exterior of the gate bridges of Terminal 3 of Beijing Airport in July 2013 after the expiration of the relevant contracts. The quarter-over-quarter decrease was primarily due to the expiration of the concession rights contract for the billboards and painted advertisements on the exterior of the gate bridges of Terminal 3 of Beijing Airport in July 2013.

Revenues from the gas station media network

Revenues from the gas station media network for the third quarter of 2013 decreased by 15.6% year-over-year and increased by 46.7% quarter-over-quarter to US$3.3 million. The year-over-year decrease was primarily due to the fact that some advertisers expressed interest in reserving their budgets for the LED screens that AirMedia plans to install in its gas stations, as well as China’s replacement of regular business tax with VAT in Beijing. The quarter-over-quarter increase was primarily due to additional advertising from a large client that decided to use up the remaining amount of gas station media advertising in its framework contract with AirMedia before the year end.

Revenues from other media

Revenues from other media were primarily revenues from unipole signs and other outdoors media. Revenues from other media for the third quarter of 2013 decreased by 18.0% year-over-year and increased by 75.2% quarter-over-quarter to US$2.4 million. The year-over-year decrease was primarily due to expiration of the contracts for some locations in November and December 2012. The quarter-over-quarter increase was due to the fact that AirMedia continued to ramp up the utilization rates of some newly signed or renewed media resources.

Business tax and other sales tax

Business tax and other sales tax for the third quarter of 2013 were US$976,000, compared to US$1.7 million in the same period one year ago and US$972,000 in the previous quarter. The year-over-year decrease was due to China’s replacement of regular business tax with the VAT in Beijing, one of AirMedia’s key regions of operations. Prior to September 1, 2012, revenues were recorded gross of business tax and subsequent to the change, revenues are recorded net of VAT thereafter. Revenues from most of the Company’s product lines booked in total revenues were already net revenues after deducting VAT in the third quarter of 2013. The majority of the Company’s business tax and other sales tax, amounting to US$976,000 in the third quarter of 2013, were other sales tax.

Net revenues

Net revenues for the third quarter of 2013 reached US$68.1 million, representing a year-over-year decrease of 4.6% from US$71.4 million in the same period one year ago and a quarter-over-quarter increase of 7.4% from US$63.4 million in the previous quarter.

Cost of Revenues

Cost of revenues for the third quarter of 2013 was US$59.5 million, representing a year-over-year decrease of 4.8% from 62.6 million in the same period one year ago and a quarter-over-quarter decrease of 0.9% from US$60.1 million in the previous quarter. The year-over-year decrease was primarily due to lower concession fees and lower agency fees for third-party advertising agencies. The quarter-over-quarter decrease was primarily due to lower concession fees, which was partially offset by higher agency fees for third-party advertising agencies in the third quarter of 2013. There was a partial reversal of certain previously accrued agency fees of US$0.8 million in the third quarter of 2013 that were waived by the related agents, compared to a partial reversal of certain previously accrued agency fees of US$1.5 million in the second quarter of 2013 that were waived by the related agents. Cost of revenues as a percentage of net revenues in the third quarter of 2013 was 87.4%, up from 87.7% in the same period one year ago and up from 94.8% in the previous quarter.

AirMedia incurs concession fees to airports for placing and operating digital frames, digital TV screens, traditional media and other displays in airports, to airlines for playing programs on their digital TV screens, to Sinopec for placing outdoors media in its gas stations and to other media resources owners for placing unipole signs and other outdoors media.

Concession fees for the third quarter of 2013 decreased by 3.9% year-over-year and by 7.8% quarter-over-quarter to US$42.8 million. The year-over-year and quarter-over-quarter decreases were primarily due to AirMedia’s termination of operations of certain unprofitable or low-margin contracts. Concession fees as a percentage of net revenues in the third quarter of 2013 was 62.8%, remaining relatively unchanged from the same period one year ago and decreasing from 73.2% in the previous quarter. The quarter-over-quarter decrease of concession fees as a percentage of net revenues was primarily due to the fact that concession fees decreased and net revenues increased as well in the third quarter of 2013.

Gross Profit

Gross profit for the third quarter of 2013 decreased by 3.1% year-over-year and increased by 159.1% quarter-over-quarter to US$8.5 million.

Gross profit as a percentage of net revenues for the third quarter of 2013 was 12.6%, compared to 12.3% in the same period one year ago and 5.2% in the previous quarter. The year-over-year increase in gross profit as a percentage of net revenues was primarily due to the decrease in concession fees. The quarter-over-quarter increase in gross profit as a percentage of net revenues was primarily due to the increase in net revenues and the decrease in concession fees.

Operating Expenses

Operating expenses (numbers in US$ 000’s except for percentages):

	Quarter Ended September 30, 2013	% of Net Revenues	Quarter Ended June 30, 2013	% of Net Revenues	Quarter Ended September 30, 2012	% of Net Revenues	Y/Y Growth rate	Q/Q Growth rate
Selling and marketing expenses	5,600	8.2%	4,782	7.5%	4,461	6.3%	25.5%	17.1%
General and administrative expenses	6,565	9.6%	5,468	8.6%	5,228	7.3%	25.6%	20.1%
Impairment of goodwill	—	—	—	—	20,611	28.9%	N/A	N/A
Impairment of intangible assets	—	—	—	—	9,583	13.4%	N/A	N/A

Total operating expenses	12,165	17.8%	10,250	16.1%	39,883	55.9%	-69.5%	18.7%

Adjusted operating expenses (non-GAAP)	11,686	17.2%	9,776	15.4%	8,256	11.6%	41.5%	19.5%

Total operating expenses for the third quarter of 2013 were US$12.2 million, representing a year-over-year decrease of 69.5% from US$39.9 million in the same period one year ago and a quarter-over-quarter increase of 18.7% from US$10.3 million in the previous quarter.

Share-based compensation expenses included in the total operating expenses for the third quarter of 2013 were US$269,000, compared to share-based compensation expenses of US$713,000 in the same period one year ago and share-based compensation expenses of US$277,000 in the previous quarter. The year-over-year decrease in share-based compensation expenses was primarily due to the ending of the vesting period of stock options granted on July 10, 2009.

Adjusted operating expenses (non-GAAP), which excluded share-based compensation expenses, amortization of acquired and other intangible assets, impairment of goodwill, and impairment of intangible assets, were US$11.7 million for the third quarter of 2013, representing a year-over-year increase of 41.5% from US$8.3 million in the same period one year ago and a quarter-over-quarter increase of 19.5% from US$9.8 million in the previous quarter. Adjusted operating expenses as a percentage of net revenues
(non-GAAP), which is calculated by dividing adjusted operating expenses (non-GAAP) by net revenues, was 17.2% in the third quarter of 2013, compared to 11.6% in the same period one year ago and 15.4% in the previous quarter.

Please refer to the attached table captioned “Reconciliation of GAAP Operating Expenses to Non-GAAP Adjusted Operating Expenses” for a reconciliation of operating expenses under U.S. GAAP to adjusted operating expenses (non-GAAP).

Selling and marketing expenses for the third quarter of 2013 were US$5.6 million. This represented a year-over-year increase of 25.5% from US$4.5 million and a quarter-over-quarter increase of 17.1% from US$4.8 million. The year-over-year and quarter-over-quarter increases were primarily due to higher expenses related to the Company’s direct sales force, higher marketing expenses and higher travel expenses.

General and administrative expenses for the third quarter of 2013 were US$6.6 million, including share-based compensation expenses of US$269,000. This represented a year-over-year increase of 25.6% from US$5.2 million in the same period one year ago and a quarter-over-quarter increase of 20.1% from US$5.5 million in the previous quarter. The year-over-year increase was primarily due to higher salary expenses, higher bad-debt provisions and higher professional fees. The quarter-over-quarter increase was primarily due to higher bad-debt provisions, higher professional fees and higher salary expenses.

Loss/Income from Operations

Loss from operations for the third quarter of 2013 was US$3.6 million, compared to loss from operations of US$31.1 million in the same period one year ago and loss from operations of US$7.0 million in the previous quarter. Loss from operations as a percentage of net revenues for the third quarter of 2013 was negative 5.3%, compared to negative 43.5% in the same period one year ago and negative 11.0% in the previous quarter.

Adjusted loss from operations (non-GAAP), which excluded share-based compensation expenses, amortization of acquired and other intangible assets, impairment of goodwill and impairment of intangible assets, was US$3.1 million for the third quarter of 2013, compared to adjusted income from operations (non-GAAP) of US$557,000 in the same period one year ago and adjusted loss from operations (non-GAAP) of US$6.5 million in the previous quarter. Adjusted operating margin (non-GAAP), which excluded the effect of share-based compensation expenses, amortization of acquired and other intangible assets, impairment of goodwill, and impairment of intangible assets, was negative 4.6% for the third quarter of 2013, compared to 0.8% in the same period one year ago and negative 10.2% in the previous quarter.

Please refer to the attached table captioned “Reconciliation of GAAP Loss from Operations to Non-GAAP Adjusted (Loss) Income from Operations” for a reconciliation of loss from operations under U.S. GAAP to adjusted (loss) income from operations
(non-GAAP).

Income Tax Expenses/Benefits

Income tax expenses for the third quarter of 2013 were US$2.2 million, compared to income tax benefits of US$3.0 million in the same period one year ago and income tax benefits of US$1.0 million in the previous quarter.

Net Loss/Income Attributable to AirMedia’s Shareholders

Net loss attributable to AirMedia’s shareholders for the third quarter of 2013 was US$3.5 million, compared to net loss attributable to AirMedia’s shareholders of US$27.3 million in the same period one year ago and net loss attributable to AirMedia’s shareholders of US$4.9 million in the previous quarter. The basic net loss attributable to AirMedia’s shareholders per ADS for the third quarter of 2013 was US$0.06, compared to basic net loss attributable to AirMedia’s shareholders per ADS of US$0.44 in the same period one year ago and basic net loss attributable to AirMedia’s shareholders per ADS of US$0.08 in the previous quarter. The diluted net loss attributable to AirMedia’s shareholders per ADS for the third quarter of 2013 was US$0.06, compared to diluted net loss attributable to AirMedia’s shareholders per ADS of US$0.44 in the same period one year ago and diluted net loss attributable to AirMedia’s shareholders per ADS of US$0.08 in the previous quarter.

Adjusted net loss attributable to AirMedia’s shareholders (non-GAAP) was US$3.1 million for the third quarter of 2013, compared to adjusted net income attributable to AirMedia’s shareholders (non-GAAP) of US$4.3 million the same period one year ago and adjusted net loss attributable to AirMedia’s shareholders (non-GAAP) of US$4.5 million in the previous quarter. Adjusted basic net loss attributable to AirMedia’s shareholders per ADS (non-GAAP) was US$0.05 for the third quarter of 2013, compared to adjusted basic net income attributable to AirMedia’s shareholders per ADS (non-GAAP) of US$0.07 in the same period one year ago and adjusted basic net loss attributable to AirMedia’s shareholders per ADS (non-GAAP) of US$0.07 in the previous quarter. Adjusted diluted net loss attributable to AirMedia’s shareholders per ADS (non-GAAP) was US$0.05 for the third quarter of 2013, compared to adjusted diluted net income attributable to AirMedia’s shareholders per ADS (non-GAAP) of US$0.07 in the same period one year ago and adjusted diluted net loss attributable to AirMedia’s shareholders per ADS (non-GAAP) of US$0.07 in the previous quarter.

Please refer to the attached table captioned “Reconciliation of GAAP Net Loss and EPS to Non-GAAP Adjusted Net (Loss) Income and EPS” for a reconciliation of net loss attributable to AirMedia’s shareholders and basic and diluted net loss attributable to AirMedia’s shareholders per ADS under U.S. GAAP to adjusted net (loss) income attributable to AirMedia’s shareholders
(non-GAAP) and adjusted basic and diluted net (loss) income attributable to AirMedia’s shareholders per ADS (non-GAAP).

Cash, Restricted Cash and Short-term Investments

Cash, restricted cash and short-term investments totaled US$113.0 million as of September 30, 2013, compared to US$126.3 million as of December 31, 2012. There were an increase of US$7.4 million in prepaid concession fees and an increase of US$15.4 million in other current assets from December 31, 2012.

ADS Repurchases and Expansion of Share Repurchase Program

On March 21, 2011, AirMedia’s board of directors authorized AirMedia to repurchase up to US$20 million of its own outstanding ADSs within two years from March 21, 2011. On September 24, 2012, AirMedia’s board of directors approved to increase the size of the share repurchase program to US$40 million from US$20 million and to extend the termination date of the share repurchase program to March 20, 2014 from March 20, 2013. As of November 17, 2013, AirMedia had repurchased an aggregate of 6,243,179 ADSs on the open market for a total consideration of US$16.9 million.

Other Recent Developments

On November 20, 2013, AirMedia commenced operations of one additional mega-size LED screen near the security check areas of Section B in Dalian Zhoushuizi International Airport (“Dalian Airport”), which increased the number of AirMedia’s mega-size LED screens in Dalian Airport to 6.

In October 2013, AirMedia Group Co., Ltd. (“AM Advertising”), one of AirMedia’s variable interest entities, entered into a strategic alliance agreement with HNA Xinhua Culture Holding Group Co., Ltd. (“HNA Culture”), a subsidiary of HNA Group, to form an industry development fund of in-flight internet (the “Fund”) to explore the opportunity of in-flight internet service and in-air multimedia platform.

Starting from October 8, 2013, AirMedia extended the advertising cycle time of its stand-alone digital frames at the baggage claim areas in Beijing Capital International Airport to 3-minute cycles from 2-minute cycles, which reduced the frequency of the 7.5-second advertising time slots AirMedia offers to 320 times a day from 480 times a day, while maintaining the same listing price per time slot. This approach, a response to strong demand from advertisers, increased the capacity to sell the Company’s stand-alone digital frames at the baggage claim areas in Beijing Airport to 24 time slots from 16 time slots available for sale per week.

Starting from October 8, 2013, AirMedia extended the advertising cycle time of its mega-size LED screens in Nanjing Lukou International Airport to 12-minute cycles from 6-minute cycles, which reduced the frequency of the 15-second advertising time slots AirMedia offers to 80 times a day from 160 times a day, while maintaining the same listing price per time slot. This approach, a response to strong demand from advertisers, increased the capacity to sell the Company’s mega-size LED screens in Nanjing Lukou International Airport to 48 time slots from 24 time slots available for sale per week.

On August 20, 2013, AirMedia commenced operations of two mega-size LED screens above the security check areas as well as 22 stand-alone digital frames and 70 sets of digital TV screens at Terminal 3 of Shenyang Taoxian International Airport.

On August 14, 2013, AirMedia commenced operations of 5 mega-size LED screens at the check-in counter areas and above security check areas in Dalian Zhoushuizi International Airport.

Business Outlook

AirMedia currently expects its net revenues for the fourth quarter of 2013 to range from US$76.0 million to US$79.0 million, representing a year-over-year decrease of 4.4% to 8.0% from the same period in 2012 and a quarter-over-quarter increase of 11.7% to 16.1% from the previous quarter.

AirMedia currently expects its concession fees to be less than US$46.0 million in the fourth quarter of 2013, representing a year-over-year increase of 1.9% from the same period in 2012 and a quarter-over-quarter increase of 7.5% from the previous quarter.

The above forecast reflects AirMedia’s current and preliminary view and is therefore subject to change. Please refer to the Safe Harbor Statement below for the factors that could cause actual results to differ materially from those contained in any forward-looking statement.

Summary of Selected Operating Data

	Quarter Ended September 30, 2013		Quarter Ended June 30, 2013		Quarter Ended September 30, 2012		Y/Y Growth Rate	Q/Q Growth Rate
Digital frames in airports
Number of airports in operation		37		36		34	8.8%	2.8%
Number of time slots available for sale (2)		36,581		34,921		32,033	14.2%	4.8%
Number of time slots sold (3)		15,157		11,149		12,819	18.2%	35.9%
Utilization rate (4)		41.4%		31.9%		40.0%	1.4%	9.5%
Average advertising revenue per time slot sold (5)	US$	2,593	US$	3,057	US$	2,730	-5.0%	-15.2%
Digital TV screens in airports
Number of airports in operation		33		32		34	-2.9%	3.1%
Number of time slots available for sale (1)		16,640		16,971		16,560	0.5%	-2.0%
Number of time slots sold (3)		4,268		3,388		6,460	-33.9%	26.0%
Utilization rate (4)		25.6%		20.0%		39.0%	-13.4%	5.6%
Average advertising revenue per time slot sold (5)	US$	844	US$	782	US$	424	99.1%	7.9%
Digital TV screens on airplanes
Number of airlines in operation		7		7		9	-22.2%	0.0%
Number of time slots available for sale (1)		371		370		444	-16.4%	0.3%
Number of time slots sold (3)		153		95		168	-8.9%	61.1%
Utilization rate (4)		41.2%		25.7%		37.8%	3.4%	15.5%
Average advertising revenue per time slot sold (5)	US$	28,993	US$	35,000	US$	39,155	-26.0%	-17.2%
Traditional Media in airports
Numbers of locations available for sale (6)		951		956		928	2.5%	-0.5%
Numbers of locations sold (7)		560		578		621	-9.8%	-3.1%
Utilization rate (8)		58.9%		60.5%		66.9%	-8.0%	-1.6%
Average advertising revenue per location sold (9)	US$	23,673	US$	31,936	US$	32,388	-26.9%	-25.9%

Notes:

(1)	A time slot is defined as a 30-second equivalent advertising time unit for digital TV screens in airports and digital TV screens on airplanes, which is shown during each advertising cycle on a weekly basis in a given airport or on a monthly basis on the routes of a given airline, respectively. AirMedia’s airport advertising programs are shown repeatedly on a daily basis during a given week in one-hour cycles and each hour of programming includes 20 minutes of advertising content, which allows the Company to sell a maximum of 40 time slots per week. The number of time slots available for sale for the digital TV screens in airports during the period presented is calculated by multiplying the time slots available for sale per week per airport by the number of weeks during the period presented when AirMedia had operations in each airport and then calculating the sum of all the time slots available for sale for each of the Company’s network airports. The length of AirMedia’s in-flight programs typically ranges from approximately 45 minutes to an hour per flight, approximately five to 13 minutes of which consist of advertising content. The number of time slots available for sale for our digital TV screens on airplanes during the period presented is calculated by multiplying the time slots per airline per month by the number of months during the period presented when AirMedia had operations on each airline and then calculating the sum of all the time slots available for sale for each of its network airlines.

(2)	A time slot is defined as a 12-second equivalent advertising time or 6-second equivalent advertising time units for digital frames in airports, which is shown during each standard advertising cycle on a weekly basis in a given airport. AirMedia’s standard airport advertising programs are shown repeatedly on a daily basis during a given week in 10-minute cycles or 5-minute cycles, which allows the Company to sell a maximum of 50 time slots per week. The length of time slot and advertising program cycle of some digital frames in several airports are different from the standard ones. The number of time slots available for sale for the digital frames in airports during the period presented is calculated by multiplying the time slots per week per airport by the number of weeks during the period presented when the Company had operations in each airport and then calculating the sum of all the time slots available for each of its network airports.
(3)	Number of time slots sold refers to the number of 30-second equivalent advertising time units for digital TV screens in airports and digital TV screens on airplanes or 12-second equivalent advertising time units or 6-second equivalent advertising time units for digital frames in airports sold during the period presented.
(4)	Utilization rate for digital TV screens in airports, digital TV screens on airplanes and digital frames in airports refers to total time slots sold as a percentage of total time slots available for sale during the relevant period.
(5)	Average advertising revenue per time slot sold for digital TV screens in airports, digital TV screens on airplanes and digital frames in airports are calculated by dividing each of the Company’s revenues derived from digital TV screens in airports, digital TV screens on airplanes and digital frames in airports by the respective number of time slots sold.
(6)	The number of locations available for sale in traditional media is defined as the sum of (1) the number of light boxes and billboards in Beijing, Shenzhen, Wenzhou and certain other airports (light boxes and billboards), and (2) the number of gate bridges in certain airports (gate bridges).
(7)	The number of locations sold is defined as the sum of (1) the number of light boxes and billboards sold and (2) the number of gate bridges sold. To calculate the number of light boxes and billboards sold in a given airport, the “utilization rates of light boxes and billboards” in such airport is first calculated by dividing the “total value of light boxes and billboards sold” in such airport by the “total value of light boxes and billboards” in such airport. The “total value of light box and billboard sold” in a given airport is calculated as the daily listing prices of each light boxes and billboards sold in such airport multiplied by their respective number of days sold during the period presented. The “total value of light boxes and billboards” in a given airport is calculated as the sum of quarterly listing prices of all the light boxes and billboards in such airport during the period presented. The number of light boxes and billboards sold in a given airport is then calculated as the number of light boxes and billboards available for sale in such airport multiplied by the utilization rates of light boxes and billboards in such airport. The number of gate bridges sold in a given airport is counted based on numbers in the relevant contracts.
(8)	Utilization rate for traditional media in airports refers to total locations sold as a percentage of total locations available for sale during the period presented.
(9)	Average advertising revenue per location sold is calculated by dividing the revenues derived from all the locations sold by the number of locations sold during the period presented.

Earnings Conference Call Details

AirMedia will hold a conference call to discuss the third quarter 2013 earnings at 8:00 PM U.S. Eastern Time on November 19, 2013 (5:00 PM U.S. Pacific Time on November 19, 2013; 9:00 AM Beijing/Hong Kong time on November 20, 2013). AirMedia’s management team will be on the call to discuss financial results and operational highlights and answer questions.

Conference Call Dial-in Information

U.S.: +1 866 519 4004

U.K.: 08082346646

Hong Kong: +852 800 930 346

International: +65 6723 9381

Pass code: AMCN

A replay of the call will be available for 1 week between 11:00 p.m. on November 19, 2013 and 11:59 p.m. on November 26, 2013, Eastern Time.

Replay Dial-in Information

U.S.: +1 855 452 5696

International: +61 2 8199 0299

Pass code: 98804217

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of AirMedia’s corporate website at http://ir.airmedia.net.cn

Use of Non-GAAP Financial Measures

AirMedia’s management uses non-GAAP financial measures to gain an understanding of AirMedia’s comparative operating performance and future prospects. AirMedia’s non-GAAP financial measures exclude the following non-cash items: (1) share-based compensation expenses, (2) amortization of acquired and other intangible assets, (3) impairment of goodwill, and (4) impairment of intangible assets.

Non-GAAP financial measures are used by AirMedia’s management in their financial and operating decision-making, because management believes they reflect AirMedia’s ongoing business and operating performance in a manner that allows meaningful period-to-period comparisons. AirMedia’s management believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating AirMedia’s operating performance in the same manner as management does, if they so choose. Specifically, AirMedia believes the non-GAAP financial measures provide useful information to both management and investors by excluding certain charges that the Company believes are not indicative of its core operating results.

The non-GAAP financial measures have limitations. They do not include all items of income and expense that affect AirMedia’s income from operations. Specifically, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measures that exclude certain items under GAAP, do not reflect any benefit that such items may confer to AirMedia. Management compensates for these limitations by also considering AirMedia’s financial results as determined in accordance with GAAP. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with US GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP Net Loss and EPS and Non-GAAP Adjusted Net (Loss) Income and EPS”, “Reconciliation of GAAP Operating Expenses to Non-GAAP Adjusted Operating Expenses” and “Reconciliation of GAAP Loss from Operations to Non-GAAP Adjusted (Loss) Income from Operations” set forth at the end of this release.

About AirMedia Group Inc.

AirMedia Group Inc. (Nasdaq: AMCN) is a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers. AirMedia operates the largest digital media network in China dedicated to air travel advertising. AirMedia operates digital frames in 37 major airports and digital TV screens in 33 major airports, including most of the 30 largest airports in China. In addition, AirMedia sells advertisements on the routes operated by seven airlines, including the four largest airlines in China. In selected major airports, AirMedia also operates traditional media platforms, such as billboards and light boxes, and other digital media, such as mega-size LED screens.

In addition, AirMedia has obtained exclusive contractual concession rights until the end of 2020 to develop and operate outdoor advertising platforms at Sinopec’s service stations located throughout China.

For more information about AirMedia, please visit http://www.airmedia.net.cn.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Among other things, the Business Outlook section and the quotations from management in this announcement, as well as AirMedia Group Inc.’s strategic and operational plans, contain forward-looking statements. AirMedia may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AirMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to: if advertisers or the viewing public do not accept, or lose interest in, AirMedia’s air travel advertising network, AirMedia may be unable to generate sufficient cash flow from its operating activities and its prospects and results of operations could be negatively affected; AirMedia derives most of its revenues from the provision of air travel advertising services, and any slowdown in the air travel advertising industry in China may materially and adversely affect its revenues and results of operations; AirMedia’s strategy of expanding its advertising network by building new air travel media platforms and expanding into traditional media in airports may not succeed, and its failure to do so could materially reduce the attractiveness of its network and harm its business, reputation and results of operations; if AirMedia does not succeed in its expansion into gas station and other outdoors media advertising, its future results of operations and growth prospects may be materially and adversely affected; if AirMedia’s customers reduce their advertising spending or are unable to pay AirMedia in full, in part or at all for a period of time due to an economic downturn in China and/or elsewhere or for any other reason, AirMedia’s revenues and results of operations may be materially and adversely affected; AirMedia faces risks related to health epidemics, which could materially and adversely affect air travel and result in reduced demand for its advertising services or disrupt its operations; if AirMedia is unable to retain existing concession rights contracts or obtain new concession rights contracts on commercially advantageous terms that allow it to operate its advertising platforms, AirMedia may be unable to maintain or expand its network coverage and its business and prospects may be harmed; a significant portion of AirMedia’s revenues has been derived from the six largest airports and four largest airlines in China, and if any of these airports or airlines experiences a material business disruption, AirMedia’s ability to generate revenues and its results of operations would be materially and adversely affected; AirMedia’s limited operating history makes it difficult to evaluate its future prospects and results of operations; and other risks outlined in AirMedia’s filings with the U.S. Securities and Exchange Commission. AirMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:

Raymond Huang

Senior Director of Investor Relations

AirMedia Group Inc.

Tel: +86-10-8460-8678

Email: ir@airmedia.net.cn

AirMedia Group Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars in thousands)

	September 30, 2013	December 31, 2012
ASSETS:
Current assets:
Cash	64,246	73,634
Restricted cash	8,170	8,026
Short-term investments	40,605	44,622
Accounts receivable, net	102,838	101,222
Notes Receivable	1,685	—
Prepaid concession fees	28,118	20,759
Amount due from related party	634	1,310
Other current assets	25,177	9,788
Deferred tax assets - current	2,164	2,064

Total current assets	273,637	261,425

Property and equipment, net	34,608	45,930
Prepaid property and equipment costs	48,880	—
Other intangible assets,net	712	—
Long-term investments	3,663	4,337
Long-term deposits	21,372	22,307
Deferred tax assets - non-current	11,642	8,347
Acquired intangible assets, net	955	1,521

Total assets	395,469	343,867

LIABILITIES AND EQUITY:
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to AirMedia Group Inc. $71,045 and $78,532 as of December 31, 2012 and September 30, 2013, respectively)	81,013	72,895
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to AirMedia Group Inc. $8,716 and $36,083 as of December 31, 2012 and September 30, 2013, respectively)	37,810	10,999
Deferred revenue (including deferred revenue of the consolidated variable interest entities without recourse to AirMedia Group Inc. $18,596 and $14,401 as of December 31 2012 and September 30, 2013, respectively)	14,421	18,602
Income tax payable (including income tax payable of the consolidated variable interest entities without recourse to AirMedia Group Inc. $169 and $3,070 as of December 31, 2012 and September 30, 2013, respectively)	3,070	1,109
Amounts due to related parties (including amounts due to related parties of the consolidated variable interest entities without recourse to AirMedia Group Inc. $447 and $0 as of December 31, 2012 and September 30, 2013, respectively)	—	447

Total current liabilities	136,314	104,052

Deferred tax liability - non-current	417	380

Total liabilities	136,731	104,432

Equity
Ordinary shares	128	128
Additional paid-in capital	304,163	278,652
Treasury stock	(9,382)	(7,035)
Statutory reserves	10,144	10,144
Accumulated deficits	(85,045)	(72,961)
Accumulated other comprehensive income	37,307	32,948

Total AirMedia Group Inc.’s shareholders’ equity	257,315	241,876

Noncontrolling interests	1,423	(2,441)

Total equity	258,738	239,435

Total liabilities and equity	395,469	343,867

AirMedia Group Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars in thousands, except share and ADS related data)

	Three Months Ended
	September 30, 2013	June 30, 2013	September 30, 2012
Revenues	69,043	64,345	73,106
Business tax and other sales tax	(976)	(972)	(1,738)

Net revenues	68,067	63,373	71,368
Cost of revenues	59,523	60,075	62,555

Gross profit	8,544	3,298	8,813
Operating expenses:
Selling and marketing *	5,600	4,782	4,461
General and administrative *	6,565	5,468	5,228
Impairment of goodwill	—	—	20,611
Impairment of intangible assets	—	—	9,583

Total operating expenses	12,165	10,250	39,883

Loss from operations	(3,621)	(6,952)	(31,070)
Interest income	347	113	469
Other income, net	1,603	735	379

Loss before income taxes	(1,671)	(6,104)	(30,222)
Income tax (expenses) benefits	(2,171)	1,036	2,972

Net loss before net income of equity method investments	(3,842)	(5,068)	(27,250)
Net (loss) income of equity method investments	(68)	27	(66)

Net loss	(3,910)	(5,041)	(27,316)

Less: Net loss attributable to noncontrolling interests	(375)	(92)	(31)

Net loss attributable to AirMedia Group Inc.’s shareholders	(3,535)	(4,949)	(27,285)

Net loss attributable to AirMedia Group Inc.’s shareholders per ordinary share
Basic	(0.03)	(0.04)	(0.22)
Diluted	(0.03)	(0.04)	(0.22)
Net loss attributable to AirMedia Group Inc.’s shareholders per ADS
Basic	(0.06)	(0.08)	(0.44)
Diluted	(0.06)	(0.08)	(0.44)
Weighted average ordinary shares outstanding used in computing net loss per ordinary share - basic	119,683,926	120,639,142	124,123,148
Weighted average ordinary shares outstanding used in computing net loss per ordinary share - diluted	119,683,926	120,639,142	124,123,148
* Share-based compensation charges included are as follow:
Selling and marketing	—	—	174
General and administrative	269	277	539

AirMedia Group Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In U.S. dollars in thousands, except share and ADS related data)

	Three Months Ended
	September 30, 2013	June 30, 2013	September 30, 2012
Net loss	(3,910)	(5,041)	(27,316)
Other comprehensive income	742	3,026	2,548

Comprehensive loss	(3,168)	(2,015)	(24,768)
Less: comprehensive (loss) income attributable to the noncontrolling interest	(374)	62	(46)

Comprehensive loss attributable to AirMedia Group Inc.’s shareholders	(2,794)	(2,077)	(24,722)

AirMedia Group Inc.

RECONCILIATION OF GAAP NET LOSS AND EPS TO NON-GAAP ADJUSTED NET (LOSS) INCOME AND EPS

(In U.S. dollars in thousands, except share and ADS related data)

	Three Months Ended
	September 30, 2013	June 30, 2013	September 30, 2012
Net loss attributable to AirMedia Group Inc.’s shareholders (GAAP)	(3,535)	(4,949)	(27,285)
Amortization of acquired and other intangible assets	210	197	720
Share-based compensation	269	277	713
Impairment of goodwill	—	—	20,611
Impairment of intangible assets	—	—	9,583

Adjusted net (loss) income attributable to AirMedia Group Inc.’s shareholders (non-GAAP)	(3,056)	(4,475)	4,342

Adjusted net (loss) income attributable to AirMedia Group Inc.’s shareholders per share (non-GAAP)
Basic	(0.03)	(0.04)	0.03
Diluted	(0.03)	(0.04)	0.03
Adjusted net (loss) income attributable to AirMedia Group Inc.’s shareholders per ADS (non-GAAP)
Basic	(0.05)	(0.07)	0.07
Diluted	(0.05)	(0.07)	0.07
Shares used in computing adjusted basic net (loss) income attributable to AirMedia Group Inc.’s shareholders per share (non-GAAP)	119,683,926	120,639,142	124,123,148
Shares used in computing adjusted diluted net (loss) income attributable to AirMedia Group Inc.’s shareholders per share (non-GAAP)	119,683,926	120,639,142	124,123,148

Note: 1) The Non-GAAP adjusted net (loss) income per share and per ADS are computed using Non-GAAP adjusted net (loss) income and number of shares and ADSs used in GAAP basic and diluted EPS calculation, where the number of shares and ADSs is adjusted for dilution due to the share-based compensation plan.

AirMedia Group Inc.

RECONCILIATION OF GAAP OPERATING EXPENSES TO NON-GAAP ADJUSTED OPERATING EXPENSES

(In U.S. dollars in thousands except for percentages)

	Three Months Ended
	September 30, 2013	June 30, 2013	September 30, 2012
Operating expenses (GAAP)	12,165	10,250	39,883
Amortization of acquired and other intangible assets	210	197	720
Share-based compensation	269	277	713
Impairment of goodwill	—	—	20,611
Impairment of intangible assets	—	—	9,583

Adjusted operating expenses (non-GAAP)	11,686	9,776	8,256

Adjusted operating expenses as a percentage of net revenues (non-GAAP)	17.2%	15.4%	11.6%

AirMedia Group Inc.

RECONCILIATION OF GAAP LOSS FROM OPERATIONS TO NON-GAAP ADJUSTED (LOSS) INCOME FROM OPERATIONS

(In U.S. dollars in thousands except for percentages)

	Three Months Ended
	September 30, 2013	June 30, 2013	September 30, 2012
Loss from operations	(3,621)	(6,952)	(31,070)
Amortization of acquired and other intangible assets	210	197	720
Share-based compensation	269	277	713
Impairment of goodwill	—	—	20,611
Impairment of intangible assets	—	—	9,583

Adjusted (loss) income from operations (non-GAAP)	(3,142)	(6,478)	557

Adjusted operating margin (non-GAAP)	-4.6%	-10.2%	0.8%